

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. John E. Simmons
Chief Financial Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

> **Re: Farmer Bros. Co.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **File No. 000-01375**

Dear Mr. Simmons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

1.   Please expand your disclosure to include the frequency and amount of dividends declared for the two most recent fiscal years and the subsequent interim period. Additionally, consider indicating your intention to pay dividends in the future, or

if no such intention exists, consider stating that fact. Refer to Item 201(c) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies – Self-Insurance Retention, page 14</u>

2.   We note your disclosure of accruals for estimated losses from workers' compensation self insurance and other self-insured deductible amounts. Please expand your disclosure to include the methods used to determine accruals for other self-insured deductibles (e.g. actuarially-adjusted loss history, event-specific loss estimates, or other methods). Also, please expand your discussion and analysis, as it relates to both workers' compensation and self-insured deductibles, to include the significant assumptions used in estimating the accrual, and the potential financial statement effect of variability of the estimates. Please refer to Section V of release numbers 33-8350 and 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release 34-48960) located on our website at:

http://www.sec.gov/rules/interp/33-8350.htm

<u>Critical Accounting Policies – Retirement Plans, page 14</u>

3.   We note your disclosure of significant assumptions in relation to your retirement plan valuations, including the discount rate and the estimated return on plan assets. Due to the nature of these estimates, please expand your Management's Discussion and Analysis to quantify, within a reasonable range of outcomes for these estimates, the impact that could result from variability in the estimates. Please refer to Release 34-48960.

<u>Results of Operations, page 15</u>

4.   We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 16 of your Results of Operations – Fiscal Years Ended June 30, 2007 and 2006 you state "net sales in fiscal 2007 increased $8,806,000 or 4%... primarily because of increased sales of allied products and an additional $5,500,000 in sales associated with CBI from the date of its acquisition" but did not discuss the business developments or external events that underlie the increase in sales of allied products. As a result, the reader of the financial statements does not have an understanding of why sales of allied products have increased. Please expand your Management's Discussion and

Analysis to explain in greater detail what business developments or external events gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to Release 34-48960.

5.   In relation to your Management's Discussion and Analysis of net sales, please expand your disclosure to include quantitative analysis of the affect of sales volumes and price changes on total net sales and the changes therein. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Fiscal Years Ended June 30 2007 and 2006 – Comparative Information, page 16

6.   We note you cite higher costs of coffee brewing equipment as a driver of increased selling expenses in fiscal 2007 as compared to fiscal 2006. Please tell us the nature of these expenses and the basis for including them within selling expense.

Contractual Obligations, page 17

7.   Please revise to include amounts expected to be paid for pension and other postretirement benefits in your table of contractual obligations, or tell us why you believe such items should not be included within the table. Refer to Item 303(a)(5) of Regulation S-K.

Consolidated Balance Sheet, page 20

8.   We note your accounts and notes receivable are presented as "net." Please expand your disclosure to include the amount recorded as the allowance for doubtful accounts and notes receivable. Refer to Rule 5-02.4 of Regulation S-X.

Consolidated Statements of Stockholders' Equity, page 23

9.   In disclosing other comprehensive income and the beginning and ending balances of accumulated other comprehensive income, please identify the amount(s) attributable to each classification within other comprehensive income and accumulated other comprehensive income. If there is only one classification of other comprehensive income or accumulated other comprehensive income, please state that fact on the face of, or within the notes to, the financial statements. Refer to paragraphs 17 and 26 of FAS 130.

10.   Please expand your presentation of other comprehensive income to include the tax effects attributable to each component and classification within other comprehensive income. Refer to paragraphs 24 and 25 of FAS 130.

11.   It appears you have recorded the effects of adopting FAS 158 as a component of comprehensive income in the year of adoption. Please explain why you have elected to record the adoption effects as a component of comprehensive income and not as a component of the ending balance of accumulated other comprehensive income, below the measure of comprehensive income, net of tax. Refer to paragraph 16.a of FAS 158.

Note 1. Summary of Significant Accounting Policies, page 24

12.   We note your acquisition of Coffee Bean International, Inc. as an existing business with its own activities, including revenues and expenses, and discreet financial information. Furthermore, from your description, we note that Coffee Bean International, Inc. has distinct categories of customers different from those of the company prior to the acquisition as well as different roasting processes which may result in different production costs and inventory flows. We also note your disclosure that roasted coffee products comprise approximately 50% of your sales while no other product accounted for more than 10 % of your revenue. Please explain whether you have considered Coffee Bean International, Inc. or roasted coffee products for separate segment reporting. Refer to paragraph 16 of FAS 131. In your response, please identify the factors you have considered in arriving at your conclusion.

Acquisition of Coffee Bean International, Inc., page 24

13.   In relation to your acquisition of Coffee Bean International, please expand your disclosure to include the pro forma information prescribed by paragraphs 54 and 55 of FAS 141.

14.   Please indicate whether you have considered the requirements to furnish separate financial statements of an acquired business and/or the requirements to furnish pro forma financial information. Refer to Rule 3-05 and Article 11 of Regulation S-X.

Note 2. Investments and Derivative Instruments, page 28

15.   We note your designation of all investments and non-hedging derivative instruments as trading securities. We also note your disclosures on page 17 which state, "We do not transact in futures contracts or put options for speculative purposes." Given this disclosure and the definition of trading securities in paragraph 12.a of FAS 115, please explain why you believe your investments and non-hedging derivatives are appropriately classified as trading securities.

Note 5. Employee Benefit Plans

Company Pension Plans, page 31

16.   Please expand your disclosure to include a reconciliation of the beginning and ending balances of the projected benefit obligation, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.a of FAS 132R.

17.   Please expand your disclosure to include a reconciliation of the beginning and ending balances of the fair value of the plan assets, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.b of FAS 132R.

18.   Please expand your disclosure to include the location of the amounts recognized in the balance sheet related to the funded status of the plan, including the current and non-current portions, at each balance sheet date presented. Refer to paragraph 5.c of FAS 132R and paragraph E.1.c of FAS 158.

Post Retirement Benefits, page 33

19.   Please expand your disclosure to include your assumptions regarding discount rates and health care cost trend rates used in deriving your APBO. Refer to paragraphs 5.j and 5.l of FAS 132R.

20.   We note you disclose the location of amounts recognized in the statement of financial position as of June 30, 2007. However, for the comparative year you have determined that such disclosure is not required. Please refer to paragraphs 5.c and 19 of FAS 132R, and revise to include this information, or tell us why you believe such disclosure is not required.

21.   You disclose that your postretirement benefit plan is unfunded, yet within the table of changes in plan assets, you attribute an increase to "Actual Return on Assets." Please revise your disclosure to correct this inconsistency.

22.   Within your table of "Components of Net Periodic Postretirement Benefit Costs", you include a line item titled "Total net periodic postretirement benefit cost/(income)" in computing the total. Please clarify your intended meaning of this line within the table, or, to the extent this is a typographical error, revise your disclosure as necessary.

Schedule II – Valuation and Qualifying Accounts

23.   It appears you have recorded allowances for doubtful accounts and tax asset valuations during the periods for which an audited income statement was filed. As such, please expand your disclosure to include Schedule II for these and any other valuation and qualifying accounts, or tell us why you believe such schedule is not required. Refer to Rule 5-04 of Regulation S-X.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

24.   In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

        Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief